February 10, 2012

VIA EDGAR

Ms. Maryse Mills-Apenteng

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ebix, Inc.

Form 10-K for the year ended December 31, 2010 Filed March 16, 2011

Form 10-Q for the quarter ended September 30, 2011 Filed November 9, 2011

File No. 000-15946

Dear Ms. Mills-Apenteng:

Ebix, Inc. (the “Company,” or “Ebix,” or “we”) hereby submits this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Staff”) received via email in your letter dated February 1, 2012 with respect to certain items in the above-captioned Form 10-K and Form 10-Q. This letter will respond to each of your comments in the order presented in your letter with the exact text of each comment reproduced below provided in bold text and the Company’s response immediately thereunder. The Company welcomes the opportunity to address any Staff questions with respect to these responses, its periodic disclosures, and/or its current filings.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

1.

You indicate in your responses to prior comments 2 and 4 that it is not practical or feasible to accurately and separately track and disclose revenue from acquired business. Please further explain your basis for this assertion and how you can substantiate the statement that revenue increased as a result of both acquisitions and continued organic growth. We note that the acquired business’s functions are immediately integrated with Ebix’s preexisting operations, which would appear to impact your ability to separately track expenses. Explain how the acquired products and services relate to your existing products and services, including the nature of the respective products and services, customers, and markets. Indicate whether you generate revenue from the acquired products and services and what happens to your existing products and services after other businesses are acquired. Also, explain how you determined the amount of revenue from recently acquired businesses that were excluded from your assessments of internal controls as disclosed on

Ms. Maryse Mills-Apenteng

February 10, 2012

page 67. In addition, explain how you are able to determine contingent consideration that is based on revenue targets pertaining to businesses acquired. Furthermore, please further justify your assertion considering that you appear to have been able to separately track the amount of revenue generated since the acquisition date from the ADAM acquisition, as noted from your disclosure on page 4 of your Form 10-Q for the quarterly period ended September 30, 2011.

A key part of the Company’s acquisition strategy is to acquire businesses that are complementary to the Company’s existing products and services. The Company’s vision is to provide end-to-end services to the insurance industry by carrying data from one end to another. Any acquisition made by Ebix typically will fall into two different buckets – one, the acquired company has products that are competitive to our existing products and services; and two, the acquired Company’s products and services are an extension of our existing products and services.

In cases where an acquired company’s products and services are competitive to our existing products and services, the Company immediately strives to provide a single product or service in any functional area, with a common code base around the world rather than have multiple products addressing the same area. In each case, the Company immediately works towards assimilating the best of breed functionality on a common architecture approach, to provide a single product or service to the end customers. The Company’s goal remains to provide a simplistic solution for its customer base, while ensuring that a product or service integrates seamlessly with other existing or outside functionalities. In each case, there could be a period wherein one of the two products/services is not offered for sale while the best of breed solution is being created. Regardless of whether the acquired company’s product/service is retired or the existing product/service is retired, the Company is focused on maximizing operational efficiency for our business and also creating a best of breed product/service that can replace both these products/services in order to make future product sales and maintenance more efficient going forward.

Once an acquisition is made, the infrastructure, personnel resources, sales, product management, development etc. are integrated effectively to ensure that efficiencies are maximized. No separate sales, development, product management, implementation or quality control groups are typically maintained post-closing to ensure that the integration is efficient across all fronts. The company integrates all key functions such as development, information technology (“IT”), marketing, sales, finance, administration, quality assurance, product management, etc. soon after an acquisition, to ensure that the Company can leverage cross-selling opportunities and to centralize these key functions. While doing so, the Company resources and infrastructure are leveraged to work across multiple functions, products and services making it neither practical nor feasible to accurately and separately track and disclose the specific revenues and earnings impact from the business combinations we have executed after they have been acquired. Consequently the concept of “acquisitive growth” versus “organic revenue growth” becomes rather irrelevant given the dynamics and underlying operating principals of Ebix’s acquisition and growth strategy. This tactic is a key part of our business strategy that facilitates a high level of efficiency, consistent end-to-end vision for our business, and differentiates the Company from our competitors.

Ms. Maryse Mills-Apenteng

February 10, 2012

In certain of the acquisitions made by the Company, there might be contingent consideration terms associated with the achievement of certain designated revenue targets for the acquired Company. In each case wherein such contingent consideration terms are present, Ebix allows the acquired company to count the new sale of our existing products and services towards meeting the revenue target. This structure allows us to still carry on with our integration strategy while enabling the acquired company to be eligible for a revenue based contingent purchase consideration, regardless of whether the revenues came from the sale of our existing products/services or from the acquired company’s products/services or even completely disparate products/services from complementary functionalities that the acquired company had no access to before the acquisition. Accordingly we are able to maximize operational productivity while allowing the acquired company access to an opportunity for a contingent reward.

In the year 2010, the Company entered into the Brazil market through the acquisitions of MCN and USIX. In each of these acquisitions, we integrated effectively allowing the acquired companies to sell all of our existing products and services in Brazil. Both these acquisitions were integrated effectively and provided access to the Company’s entire portfolio of existing products and services. The amount of revenue from recently acquired businesses referred to on page 67 includes the revenues from the new sales of Company’s existing products/services and the acquired company’s products/services, as long as the sales were made by the Brazil office.

There are a few acquisitions wherein the Company acquires a business that operates in a different functional area, market channels, industry segments, or sells different products/services than the ones that Ebix historically sold. The acquisition of ADAM was such an acquisition, which brought completely new functionality, informational content, products, services, and customer base to Ebix. Until that time, Ebix had never operated in the area of providing health information to search engines, newspapers, hospitals, pharmacies etc., as well as providing health portals to brokers. This business acquisition has allowed us to run ADAM as an independent operating segment, and to track its revenues separately.

2.	In response to prior comments 2 and 4, you indicate that pro forma revenue growth could be considered “organic” in nature. Please explain, considering that changes in pro forma revenue would include changes in revenue from acquired products and services as well as from your existing products and services.

In Note 4 “Pro Forma Financial Information” to our consolidated financial statements we disclose that after giving full year effect to the business acquisitions completed during 2009 and 2010 pro forma revenues grew $13.4 million or 11% from $125.6 million in 2009 to $139.0 million in 2010. This 11% growth represents the sum total of change in revenues from acquired products and services, as well as change in revenues from existing products and services. In that there are widely varying acceptable methodologies to calculate organic growth rates, the Company prefers to present the pro forma numbers as such, and to allow the readers to calculate organic growth rates based on whatever methodology they choose to apply.

Ms. Maryse Mills-Apenteng

February 10, 2012

With our focus on integration, and maximizing operational efficiency regardless of whether an existing or new product or service is sold, the Company believes that the 11% growth could potentially be considered to be “organic” in nature, though the Company purposely has not defined it as such due to various existing methodologies to calculate same.

Income Taxes, page 24

3.	We acknowledge your response to prior comment 6 and request that you provide your planned disclosures for the next filing. Ensure that you disclose the jurisdictions that represents where substantially all of your income is earned. In addition, please tell us whether you have an agreement with the IRS or other tax jurisdictions that provide for the intercompany transactions (e.g., transfer pricing agreement). In this regard, indicate whether you have recorded any amounts in your liability reserves for unrecognized tax benefits due to tax positions on these intercompany transactions. Also, explain why the U.S effective tax rate is 13.62% yet the provision for federal taxes as compared to domestic income before taxes is much lower. Please advise.

In our future filings starting with the Company’s 2011 annual report on Form 10-K we will provide disclosure of the pre-tax income and effective tax rates for our domestic U.S. operation and each of our foreign subsidiaries in a tabular format as follows (the amounts below representing figures for 2010, dollars denominated in thousands):

	United States	Latin America	Australia	Singapore	New Zealand	India	Sweden	Total

Pre-tax income	$13,694	$162	$541	$4,565	$151	$34,156	$6,385	$59,654

Effective tax rate	13.62%	27.43%	30.48%	11.67%	35.69%	0.36%	0.00%	4.84%

The Company has an approved assessment order from the Office of the Commissioner of Income Tax in India regarding the Company’s transfer pricing procedures for export activities and the corresponding intercompany transactions between our Indian subsidiary and our various operating divisions across the world India. The Company also has an agreement with the Economic Development Bureau (“EDB”) in Singapore granting Ebix a concessionary 10% corporate income tax rate in connection with the Company’s principal intellectual property development and ownership activities in the Country. As of December 31, 2010 the Company’s recorded liability for unrecognized tax benefits include $1.2 million due to uncertain tax positions regarding some of these intercompany transactions. The stated U.S. effective tax rate of 13.62% represents the rate before the effect of the $2.25 million valuation allowance release that was recognized in 2010. After release of the valuation allowance U.S., operations in fact had a net tax benefit of $457 thousand.

4.	In response to prior comment 7, you indicate that you will include information related to the tax holiday in India in the MD&A section of future filings. Tell us what consideration you gave to addressing the impact of relief from income taxes from other countries as well. For example, in response to prior comment 6, you indicate that you were granted certain concessions in Singapore.

Ms. Maryse Mills-Apenteng

February 10, 2012

The only other country wherein the Company has a relatively low income tax rate is in Singapore in which our operations are taxed at a 10% marginal tax rate as a result of concessions granted by the local Singapore EDB for the benefit of in-country intellectual property owners. Singapore’s normal corporate income tax rate is 17%, and as such the concession granted by the EDB improved net income by $495 thousand or $0.013 per diluted share. We will include this disclosure in the MD&A section of our future filings including the Company’s 2011 annual report on Form 10-K.

Liquidity and Capital Resources, page 27

5.	We note your response to prior comment 8. Merely disclosing the liquidity status of your U.S. operations appears to be insufficient in light of the significant amount of consolidated cash and short-term investments that is held overseas and the material income tax consequence of any repatriation of foreign earnings. As such, we believe you should disclose the potential impact on liquidity associated with cash held overseas and the repatriation of undistributed earnings of foreign subsidiaries. In this regard, as previously requested, consider disclosing the nature and amount of cash and investments that are currently held by your foreign subsidiaries with material repatriation tax effects or other restrictions on the free flow of funds from those subsidiaries, as well as the tax impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a) (1) of Regulation S-K, Section IV of SEC Release 33-8350, and Financial Reporting Codification 501.03 and 501.06.a please provide us with any proposed changes to your disclosures addressing the foregoing concerns.

In our future filings starting with the Company’s 2011 annual report on Form 10-K we will provide disclosure of the cash and short-term investments held in our domestic U.S. operations and each of our foreign subsidiaries in tabular format as follows (the amounts below representing figures for 2010, denominated in thousands):

	United States	Latin America	Australia	Singapore	New Zealand	India	Sweden	Total

Cash and ST investments	$10,010	$564	$6,377	$1,152	$407	$11,171	$16	$29,697

Our subsidiaries in India, Brazil, and New Zealand are subject to repatriation tax effects and other restrictions on the free flow of funds. Furthermore, the repatriation of earnings from some of our foreign subsidiaries would result in the application of withholding taxes at source as well as a tax at the US parent level upon receipt of the repatriation amounts. As we communicated in our earlier response to comment # 10 in the Staff’s previous letter dated December 9, 2011, the Company has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries because the earnings from these foreign subsidiaries will remain permanently reinvested in those subsidiaries to fund the ongoing operations and growth of these foreign divisions. The amount of such unrecognized deferred tax liability as of December 31, 2010 would have been approximately $32.7 million. The Company will include this disclosure in its future filings.

Financial Statements

Ms. Maryse Mills-Apenteng

February 10, 2012

Notes to Consolidated Financial Statements

Note 16: Geographic Information, page 64

6.	We note your response to prior comment 12 and the proposed expanded disclosure. As previously requested, tell us what consideration you gave to disclosing the basis for attributing revenues from external customers to the individual countries. In addition, tell us what consideration you gave to separately disclosing material long-lived assets from any individual countries instead of grouping them within “Other Asia Pacific Countries.” Refer to ASC 280-10-50-41.

The revenues from external customers are attributed to an individual country based on whether the customer has a direct contract executed in that particular country for the sale of products/services with an Ebix subsidiary located in that country. We believe that separately disclosing the external revenues and long-lived assets from the individual countries within the “Other Asia Pacific Countries” grouping was not necessary because the associated external revenue, other than that derived in Australia (which has already been separately disclosed) was not material (being only 4% of consolidated revenues), and the long-lived assets were predominantly located in Singapore. However, in future filings starting with our 2011 annual report on Form 10-K, the Company will include the following expanded tabular disclosure concerning the Company’s geographic operations (the amounts below representing figures for 2010, denominated in thousands):

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	United States	Latin America	Australia	Singapore	New Zealand	India	Total

External Revenues	$94,424	$4,874	$27,253	$5,336	$301	$-0-	$132,188

Long-lived Assets	$101,890	$372	$1,525	$135,353	$40	$3,338	$242,518

Note 9: Income Taxes, page 59

7.	We note your response to prior comment 9. Please provide the planned disclosure for this footnote. Ensure that such disclosure clearly indicates the amount of earnings that are attributable to the foreign subsidiaries with low effective tax rates.

As discussed above in regards to our response to comment # 3, in our future filings starting with the Company’s 2011 annual report on Form 10-K we will provide disclosures of the pre-tax income and effective tax rates for our domestic U.S. operation and each of our foreign subsidiaries in a tabular format as follows (the amounts below representing figures for 2010, dollars denominated in thousands):

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	United States	Latin America	Australia	Singapore	New Zealand	India	Sweden	Total

Pre-tax income	$13,694	$162	$541	$4,565	$151	$34,156	$6,385	$59,654

Effective tax rate	13.62%	27.43%	30.48%	11.67%	35.69%	0.36%	0.00%	4.84%

Ms. Maryse Mills-Apenteng

February 10, 2012

Executive Compensation, page 72 General

8.	We note your response to prior comment 15 and we reissue it. You respond that your senior vice presidents and vice presidents do not have “absolute authority” over a principal business unit, division, or function of the Company and do not have “true policy making functions.” Please note that Rule 405 of Regulation C does not define an executive officer as a vice president who has “absolute authority” over any unit, division or function, as most executive officers are subject to supervision by other officers or the board. In addition, it is unclear what you mean by “true policy making functions,” as Rule 405 only references any officer who performs “a policy making function” (emphasis added). Accordingly, please provide us a detailed analysis of why your “Senior Management” team listed on your website–excluding the CEO and CFO but including Dan Delity, Jim Senge, Graham Prior, Leon d’Apice, Andy Wakefield, and Tony Wisniewski–are not named executive officers requiring disclosure under Item 402(a)(3) of Regulation S-K. This analysis should include, at a minimum, a description of each person’s duties and a discussion of why they are not “in charge” of a principal business unit, division or function, or why they do not perform a policy making function. We note that the profiles on your website refer to some of these individuals as being “division heads” or “managing directors.” If your analysis focuses on the fact that their respective unit or division is not a principal business unit, please provide us a materiality analysis for that unit.

The Company’s understanding has been that only senior executives who either had overall policy making responsibilities or complete independent decision making or policy making responsibility for a particular business unit or division would fit the definition of a “named executive” and officer of the Company. Each of the executive names on the Ebix web site except for the Chief Executive Officer and the Chief Financial Officer do not exercise responsibilities that encompass multiple functions, divisions, or global responsibilities. Furthermore, each of them serves in a capacity within the Company wherein all policy decisions still must be approved by the one or both of the two Named Executive Officers.

Tony Wisniewski is the Managing Director Sales for New Zealand. He leads the sales efforts in New Zealand only. He does not make any policy decisions such as product strategy, product development, human resources, finance, IT, contract signing, capital expenditures, etc.

Andy Wakefield is the VP for Healthcare – Asia Pacific and Europe. He is responsible for the Healthcare product management functions in that region. He does not make any policy decisions such as marketing, legal, product strategy, product development, human resources, finance, IT, contract signing, capital expenditures, etc. He is not directly responsible for any revenue in the region.

Leon d’Apice is the Managing Director for Australia. While he leads all the sales activities in the region, he does not make any policy decisions such as marketing, legal, product strategy, product development, human resources, finance, IT, contract signing, capital expenditure, etc. since these functions are centralized in the Company’s headquarters.

Ms. Maryse Mills-Apenteng

February 10, 2012

Graham Prior is the Corporate SVP for International Operations with primary charge of Asia and Europe. He does not make any policy decisions such as marketing, legal, product strategy, product development, human resources, finance, IT, contract signing, capital expenditures, etc. since again these functions are centralized in the Company’s headquarters.

Jim Senge is the SVP – Health with primary charge of leading health related sales in the United States. He does not make any policy decisions such as marketing, legal, product strategy, product development, human resources, finance, IT, contract signing, capital expenditures, etc. since again these functions are centralized in the Company’s headquarters.

Dan Delity is the SVP – Life & Annuity Exchanges with primary charge of leading life and annuity related sales in the United States. Likewise he does not make any policy decisions such as marketing, legal, product strategy, product development, human resources, finance, IT, contract signing, capital expenditures, etc. since again these functions are centralized in the Company’s headquarters.

In the case of each of these individuals, none of them have independent charge of a complete business unit or division since key functions across all units are centralized in the Company’s Atlanta, Georgia headquarter offices . Although the terminology “Division Head” or “Managing Director” implies the sales head of a particular unit, these individuals still do not have the authority to hire, fire, approve salary raises, sign contracts, change pricing, or change product directions etc. without approval from one or both of the two Named Executive Officers.

With the continued growth, the Company understands and respects the need to designate more named executive officers. In the year 2012, we are committed to structurally broadening the expanse of these policy making functions to include at least three more senior executives. Accordingly, the Company expects to designate three more officers beginning the first quarter of 2012. We will include this expanded disclosure and related information about the additional named executives in our 2011 annual report on Form 10-K to be filed in March 2012.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Exhibits 31.1 and 31.2

9.	As previously requested in prior comment 20, revise to include Section 302 certifications from your principal executive officer and principal financial officer that include the exact language pursuant to Item 601(b)(31)(i) of Regulation S-K. In this regard, it does not appear that you have filed an amended Form 10-Q for the quarterly period ended September 30, 2011 addressing this comment.

As you have requested, we will file an amended Form 10-Q for the quarterly period ended September 30, 2011 to include new Exhibits 31.1 and 31.2 with the necessary language for the Section 302 certifications from our principal executive officer and principal financial officer.

Ms. Maryse Mills-Apenteng

February 10, 2012

Exhibits 32.1 and 32.2

10.	As previously requested in prior comment 21, revise to include Section 906 certifications from your principal executive officer and principal financial officer for the appropriate period covered by the report. In this regard, it does not appear that you have filed an amended Form 10-Q for the quarterly period ended September 30, 2011 addressing this comment.

As you have requested, we will file an amended Form 10-Q for the quarterly period ended September 30, 2011 to include new Exhibits 32.1 and 32.2 with the necessary language for the Section 906 certifications from our principal executive officer and principal financial officer.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments related this filing, please contact the undersigned at (678) 281-2031 or Robert Kerris, Chief Financial Officer at (678) 281-2028.

Very truly yours,

/s/ Robin Raina
Robin Raina
Chairman of the Board, President and
Chief Executive Officer

cc:	Robert F. Kerris

Charles M. Harrell, Esq.